Exhibit 99.2

                                      DEED

I, Roderick M. Forrest, a Director of Glengarry Holdings Limited (the "Company"), a company incorporated in Bermuda and having its registered office at 52 Reid Street, Hamilton, HM12, Bermuda, pursuant to the authority of a resolution of the board of directors of the Company of 14 May 2002 and of the shareholders of the Company of 14 May 2002 hereby declare that, with effect from 30 May 2002, the share capital of the Company shall be consolidated, pursuant to section 45(1)(c) of the Companies Act 1981, whereby the common shares of the Company, having a par value of US$.05 each shall be consolidated into shares having par value US$.01 each (after giving effect to a simultaneous reduction in par value per share), the result of which being that the Company shall have an authorised share capital of US$5,250,000 comprising 500,000,000 common shares of par value US$.01 each and 50,000,000 preferred shares of par value US$.005 each.

IN WITNESS WHEREOF this deed is executed by Roderick M. Forrest as of the 16th day of May 2002 as follows:

Signed at Hamilton, Bermuda, before Donna Johnson, 52 Reid Street, Hamilton, HM12, Bermuda.


/s/ Roderick M.Forrest

/s/ Donna Johnson